MEETING OF SHAREHOLDERS
The Annual Meeting of shareholders of the Fund was held on February 16, 2007. On December 15, 2006, the record date for the meeting, the Fund had $786,007,950 of net assets of which $602,755,364 (76.69%)
of net assets were represented at the meeting.

Proposal 1  Election of Trustees:

Net Assets Voted Net Assets voted     For         Abstain
K. Dun Gifford  	         $557,986,763    $44,768,601
Dr. Leroy Keith, Jr.              596,073,002     6,682,362
Patricia B. Norris                596,208,766     6,546,598
Michael S. Scofield               596,273,751     6,481,613